Form 8-B


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549


             Registration of Securities of Certain Successor Issuers

                    Filed Pursuant to Section 12(b) or (g) of
                       The Securities Exchange Act of 1934

                                 HSB Group, Inc.
             (Exact name of registrant as specified in its charter)

                Connecticut                       06-1475343
     (State or other jurisdiction of    (I.R.S. Employer Identification Number)
     incorporation or organization)

              P.O. Box 5024
            One State Street
              Hartford, CT                                   06102-5024
  (Address of principal executive offices)                   (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered Name of each exchange on which registered Common Stock, without par value New York Stock Exchange, Inc. Rights to Purchase Depositary Receipts New York Stock Exchange, Inc.


Securities registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of class)

Item 1. General Information

     (a) HSB Group, Inc. (the "Registrant") was incorporated on February 20, 1997 under the laws of the State of Connecticut.

     (b) The Registrant's fiscal year ends December 31.


Item 2. Transaction of Succession

     (a) The Hartford Steam Boiler Inspection and Insurance Company ("Hartford Steam Boiler"), the predecessor of the Registrant, has securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Act").

     (b) Pursuant to an Agreement and Plan of Share Exchange dated March 19, 1997 between the Registrant and Hartford Steam Boiler ("Share Exchange"), subject to the exercise and perfection of dissenting stockholders' appraisal rights, each outstanding share of Hartford Steam Boiler common stock, without par value (including the associated rights to purchase depositary receipts) ("Hartford Steam Boiler Common Stock") will be exchanged for one share of common stock, without par value (including the associated rights to purchase depositary receipts), of the Registrant ("HSB Group Common Stock"), at the effective time of the Share Exchange (the "Effective Time" as defined in the Agreement and Plan of Share Exchange). In addition, each share of HSB Group Common Stock outstanding immediately prior to the Effective Time will be canceled and restored to the status of an authorized but unissued share of HSB Group Common Stock.

       At the Effective Time, the Articles of Incorporation and Bylaws of Registrant and the Charter and Bylaws of Hartford Steam Boiler were substantially similar. A description of the differences between these documents is set forth in the Prospectus and Proxy Statement dated May 13, 1997 for the June 23, 1997 Special Meeting of Stockholders of Hartford Steam Boiler (the "Prospectus and Proxy Statement") which is incorporated by reference as Exhibit 2(ii) hereto. The text of the Articles of Incorporation and Bylaws of HSB Group are attached as Exhibits 3(i) and 3(ii) hereto.

       Pursuant to the Agreement and Plan of Share Exchange, at the Effective Time, the Registrant will assume each employee benefit plan and program of Hartford Steam Boiler, and each share of Hartford Steam Boiler Common Stock and each option, unit or right then issued and outstanding under such plans at the Effective Time will be converted into an equivalent number of shares, options, units or rights, respectively, of HSB Group Common Stock, at the same per share price, if applicable, and on the same terms and subject to the same conditions as in effect immediately prior to the Effective Time, and any restricted shares awarded under such plans as to which the restrictions have not lapsed as of the Effective Time will be converted into the same number of shares of HSB Group Common Stock carrying identical restrictions.

       Pursuant to the Agreement and Plan of Share Exchange, at the Effective Time, the Registrant will assume the rights and obligations of Hartford Steam Boiler under the Rights Agreement dated November 28, 1988 between Hartford Steam Boiler and The First National Bank of Boston, as Rights Agent (the "Rights Agreement"), and, by virtue of the Share Exchange, each right (a "Right") to purchase Hartford Steam Boiler Junior Participating Preferred Shares, no par value (the "Hartford Steam Boiler Junior Participating Preferred Shares") and to otherwise exercise options, rights and privileges, issued pursuant to the Rights Agreement shall be converted into and become a right to purchase an equivalent number or amount of Junior Participating Preferred Shares, no par value, of the Registrant (the "HSB Group Junior Participating Preferred Shares") at the same exercise price and upon the same terms and subject to the same conditions as were applicable immediately prior to the Effective Time and to otherwise exercise options, rights and other privileges pursuant to the Rights Agreement.

       The Share Exchange was approved by the stockholders of Hartford Steam Boiler at the Special Meeting of Stockholders held on June 23, 1997. The Effective Time of the Share Exchange is June 24, 1997.


Item 3.  Securities to be Registered

1) Number of Shares Presently Authorized: The Articles of Incorporation of the Registrant authorize (a) 50,000,000 shares of HSB Group Common Stock, and (b) 500,000 shares of preferred stock, no par value (the "HSB Group Preferred Stock") of which (i) 250,000 are designated as Series A Junior Participating Preferred Shares; and (ii) 2,000 of which are designated as Series B Convertible Preferred Shares.

2) Presently issued: At the Effective Time, the Registrant will have outstanding the same number of shares of HSB Group Common Stock and HSB Group Preferred Stock as there were outstanding shares of Hartford Steam Boiler Common Stock and Hartford Steam Boiler Preferred Stock as of such time. As of June 20, 1997, 19,775,598 shares of Hartford Steam Boiler Common Stock, each of which had attached thereto a Right, and 2,000 shares of Hartford Steam Boiler Series B Convertible Preferred Shares were issued and outstanding.

3)  Presently issued which are held by or for accounts of the Registrant:  None.


Item 4.  Description of the Registrant's Securities to be Registered

At the Effective Time, the authorized capital stock of the Registrant will consist of 50,000,000 shares of HSB Group Common Stock and 500,000 shares of HSB Group Preferred Stock, of which 250,000 shares have been designated as Series A Junior Participating Preferred Stock and 2,000 shares have been designated as Series B Convertible Preferred Stock.

The following statements with respect to HSB Group Common Stock and the Rights are brief summaries of certain provisions of the Articles of Incorporation and the Bylaws, both of which are filed as exhibits hereto and are incorporated by reference herein and made a part hereof.

The Articles of Incorporation authorize the Registrant's Board of Directors to issue, fix and determine the terms, limitations and relative rights and preferences of the preferred stock, including any voting rights thereof, to divide and issue the preferred stock in series, to fix and determine the variations among series to the extent permitted by law and to provide that shares of the preferred stock, or any series thereof, may be convertible into the same or a different number of shares of common stock.

Holders of Common Stock are entitled to one vote for each share held of record on matters submitted to the Registrant's shareholders. There are no cumulative voting rights. Shares of Common Stock are not redeemable and have no conversion or similar rights and there are no sinking fund provisions. There are no preemptive rights to purchase or subscribe to any shares of any class of stock of the Registrant, or to any securities convertible into shares of any class of stock of the Registrant. There are no restrictions on alienability. Holders of Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors from funds legally available for such purpose and in all assets remaining upon liquidation or dissolution of the Company, subject to any prior rights of any holders of Preferred Stock. The shares of Registrant Common Stock outstanding immediately prior to the Effective Time are fully paid and non-assessable, and following the Effective Time, the Registrant Common Stock to be issued in the Share Exchange will, when so exchanged in accordance with the terms of the Agreement and Plan of Share Exchange, be fully paid and nonassessable when so issued.

The Articles of Incorporation contain provisions which establish a classified Board of Directors, provide that the number of directors comprising the Board of Directors shall be fixed from time to time by a resolution adopted by the affirmative vote of a majority of the entire Board of Directors, provide for the removal of directors by the shareholders only for cause by an 80% vote of the shareholders and for the filling of Board vacancies by the Board. These provisions require an 80% vote of shareholders to be amended and may delay, defer or prevent a change in control of the Registrant.

The Articles of Incorporation also contain certain requirements that must be met in order for a business combination between the Registrant and a 10% shareholder to take place. If a proposed business combination does not meet specified "fair price" conditions, then the transaction would require approval by the affirmative vote of not less than 80% of the votes entitled to be cast by the holders of all of the then outstanding shares of voting stock of the Registrant, unless the business combination is approved by a majority of the directors not affiliated with the 10% shareholder. If the conditions are met, the business combination would be subject to the voting requirements otherwise applicable under Connecticut law, which for most types of business combinations is the approval by each voting group entitled to vote separately on the plan by a majority of all votes entitled to be cast on the plan by that voting group. If the 80% shareholder vote is obtained in connection with a particular proposed business combination, then the specified conditions would not have to be met and approval by a majority of the directors would not be necessary. These "fair price" provisions may have the effect of delaying, deferring, or preventing a change in control of the Registrant.

As described above under Item 2(b), at the Effective Time, the Registrant will assume Hartford Steam Boiler's rights and obligations under the Rights Agreement, and each Right issued under the Rights Agreement to purchase Series A Junior Participating Preferred Stock of Hartford Steam Boiler will be converted into and become a Right to purchase an equivalent number or amount of HSB Group Series A Junior Participating Preferred Stock at the same exercise price and upon the same terms and subject to the same conditions as were applicable immediately prior to the Effective Time.

A description of the Rights issued pursuant to the Rights Agreement is set forth in a Registration Statement on Form 8-A filed with the Securities and Exchange Commission on April 21, 1990, which is incorporated by reference herein and made a part hereof, and in the Articles of Incorporation of HSB Group, Inc. which is attached hereto as Exhibit 3(i).

Item 5.  Financial Statements and Exhibits

(a)  Financial Statements

     No financial statements are required to be filed with this registration statement because the capital structure and balance sheet of the Registrant immediately after the succession were substantially the same as those of the Predecessor.

(b)  Exhibits

Exhibit
Number         Description
-------        -----------
(2)(i)         Agreement and Plan of Share  Exchange  dated March 19, 1997 between The Hartford Steam Boiler Inspection and Insurance
               Company and HSB Group, Inc.

(2)(ii) Prospectus and Proxy Statement dated May 13, 1997 (incorporated by reference to the Form S-4 Registration Statement File No. 333-22469).

(3)(i) Articles of Incorporation of HSB Group, Inc., as amended and restated effective June 13, 1997.

(3)(ii)        By-laws of HSB Group, Inc.

(4)(i) Rights Agreement dated November 28, 1988 between The Hartford Steam Boiler Inspection and Insurance Company and The First National Bank of Boston, as Rights Agent; incorporated by reference to Exhibit 4(i) to The Hartford Steam Boiler Inspection and Insurance Company's Form 10-K for the year ended December 31, 1995.

(4)(iii) Instruments defining the rights of holders of long-term debt of the Registrant are not being filed since the total amount of securities authorized under each such instrument does not exceed ten percent of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant shall furnish copies of such instruments to the Securities and Exchange Commission upon request.

(10)(i)(a) Lease Agreement between The Hartford Steam Boiler Inspection and Insurance Company and One State Street Limited Partnership; incorporated by reference to Exhibit (10)(i) to The Hartford Steam Boiler Inspection and Insurance Company's Form 10. File No. 0-13300, filed March 18, 1985.

        (b) Transaction Agreement between The Hartford Steam Boiler Inspection and Insurance Company and General Reinsurance Corporation dated December 30, 1994; incorporated by reference to
               Exhibit 2 to The Hartford Steam Boiler Inspection and Insurance Company's Current Report on Form 8-K. File No. 0-13300, filed January 17, 1995.

        (c)    Contribution Agreement among The Hartford Steam Boiler
               Inspection and Insurance Company, The Dow Chemical Company, Dow Environmental Inc. and Radian Corporation dated January 30, 1996; incorporated by reference to Exhibit 99.1 to The Hartford Steam Boiler Inspection and Insurance Company's Current Report on Form 8-K. File No. 0-13300, filed February 14, 1996.

        (d) Limited Liability Company Agreement between Radian Corporation and Dow Environmental Inc. dated January 30, 1996; incorporated by reference to Exhibit 99.2 to The Hartford Steam Boiler Inspection and Insurance Company's Current Report on Form 8-K. File No. 0-13300, filed February 14, 1996.

(10)(iii)(a) Employment Agreement dated February 3, 1997 between The Hartford Steam Boiler Inspection and Insurance Company and various executive officers; incorporated by reference to Exhibit
               (10)(iii)(a) to The Hartford Steam Boiler Inspection and Insurance Company's Form 10-K for the year ended 12/31/96.*

         (b) The Hartford Steam Boiler Inspection and Insurance Company Long-Term Incentive Plan, as amended and restated effective December 23, 1996; incorporated by reference to Exhibit
               (10)(iii)(b) to The Hartford Steam Boiler Inspection and Insurance Company's Form 10-K for the year ended 12/31/96.*

         (c) The Hartford Steam Boiler Inspection and Insurance Company Short-Term Incentive Plan, as amended and restated December 23, 1996; incorporated by reference to Exhibit (10)(iii)(c) to The Hartford Steam Boiler Inspection and Insurance Company's Form 10-K for the year ended 12/31/96. *

         (d) The Hartford Steam Boiler Inspection and Insurance Company 1985 Stock Option Plan, as amended and restated December 23, 1996; incorporated by reference to Exhibit (10)(iii)(d) to The Hartford Steam Boiler Inspection and Insurance Company's Form 10-K for the year ended 12/31/96. *

         (e) The Hartford Steam Boiler Inspection and Insurance Company 1995 Stock Option Plan, amended and restated effective December 23, 1996; incorporated by reference to Exhibit (10)(iii)(e) to The Hartford Steam Boiler Inspection and Insurance Company's Form 10-K for the year ended 12/31/96.*

         (f) Pre-Retirement Death Benefit and Supplemental Pension Agreement between The Hartford Steam Boiler Inspection and Insurance Company and various executive officers, as amended and restated effective March 14, 1997; incorporated by reference to Exhibit
               (10)(iii)(f) to The Hartford Steam Boiler Inspection and Insurance Company's Form 10-K for the year ended 12/31/96.*

         (g) Pre-Retirement Death Benefit and Supplemental Pension Agreement between The Hartford Steam Boiler Inspection and Insurance Company and William A. Kerr, dated March 14, 1997; incorporated by reference to Exhibit (10)(iii)(g) to The Hartford Steam Boiler Inspection and Insurance Company's Form 10-K for the year ended 12/31/96. *

         (h) Pre-Retirement Death Benefit and Supplemental Pension Agreement between The Hartford Steam Boiler Inspection and Insurance Company and Robert C. Walker, dated March 14, 1997; incorporated by reference to Exhibit (10)(iii)(h) to The Hartford Steam Boiler Inspection and Insurance Company's Form 10-K for the year ended 12/31/96.*

         (i) Retirement Plan for Outside Directors, as amended and restated October 24, 1988; incorporated by reference to Exhibit
               (10)(iii)(e) to The Hartford Steam Boiler Inspection and Insurance Company's Form 10-K for the year ended December 31, 1993. *

         (j) The Hartford Steam Boiler Inspection and Insurance Company Directors Stock and Deferred Compensation Plan; incorporated by reference to Exhibit (10)(iii)(j) to The Hartford Steam Boiler Inspection and Insurance Company's Form 10-K for the year ended 12/31/96.*

         (k) Description of certain arrangements not set forth in any formal documents, as described on pages 6 - 7 , with respect to directors' compensation, and on pages 9 -16, with respect to executive officer's compensation, which pages are incorporated by reference to The Hartford Steam Boiler Inspection and Insurance Company 's Proxy Statement dated March 26, 1997. *

(21)           Subsidiaries of the Registrant.

(27)           Financial Data Schedule.  (incorporated by reference to Exhibit
               27  of  The  Hartford  Steam  Boiler   Inspection  and  Insurance
               Company's Form 10-K for the year ended December 31, 1996).

* Management contract, compensatory plan or arrangement required to be filed as an exhibit.



                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 HSB Group, Inc.

Date:  June 25, 1997             By: /s/ R. Kevin Price
                                 R. Kevin Price
                                 Senior Vice President and
                                 Corporate Secretary